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                             December 30, 2020

       Michael Aw
       Chief Executive Officer
       Provident Acquisition Corp.
       Unit 11C/D, Kimley Commercial Building
       142     146 Queen   s Road Central
       Hong Kong

                                                        Re: Provident
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 22,
2020
                                                            File No. 333-251571

       Dear Mr. Aw:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 22, 2020

       Exhibits

   1. We note your risk factor disclosure on page 68 discloses that your warrant agreement has an exclusive forum
clause which shall be applicable to any action, proceeding or claim against you arising out
of or relating in any way to the warrant agreement, including under the Securities Act, but
that such provision will not apply to suits brought to enforce any liability or duty
created by the Exchange Act. Please ensure that the forum selection provision in Section
9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly.
 Michael Aw
Provident Acquisition Corp.
December 30, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752, if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271, or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.



                                                           Sincerely,
FirstName LastNameMichael Aw
                                                           Division of
Corporation Finance
Comapany NameProvident Acquisition Corp.
                                                           Office of Energy &
Transportation
December 30, 2020 Page 2
cc:       James C. Linn
FirstName LastName